

November 29, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

Re: **American International Group, Inc.**
Preliminary Information Statement on Schedule 14C
Filed on November 16, 2010
File No. 001-8787

Dear Mr. Benmosche:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Section 11 of the Certificate of Designations of the Series C Perpetual, Convertible, Participating Preferred Stock appears to imply that conversion of the Series C Preferred Stock into shares of common stock could not occur until the effective date of a "Charter Amendment" (as that term is defined in the Certificate of Designations). Please provide us with an analysis supporting your apparent conclusion that you may proceed with the issuance of shares of common stock in exchange for the Series C Preferred Stock notwithstanding the fact that the Charter Amendment is not yet effective. Alternatively, please advise us as to when you will be soliciting common shareholders, other than the Trust, to obtain approval of the Charter Amendment.

2. Please revise your preliminary information statement to provide the information required by Items 12(b), 12(d) and 12(f) of Schedule 14A. Please note that

regarding the requirements of Item 12(f) of Schedule 14A, among other required disclosure, we believe that in this instance you should provide both audited historical financial statements and the pro forma financial statements that you provided in a Form 8-K filed November 15, 2010.

The Recapitalization, page 3
Background, page 3

3. Please revise your disclosure to explicitly state that the fairness opinions rendered by Citigroup and BofA Merrill Lynch do not opine as to the fairness of the exchange of the Series C Preferred Stock for shares of AIG common stock. Please also disclose why the Government Repayment Committee did not seek such an opinion.

Effective Date of Issuance, page 6

4. We note your reference to Rule 14c-2 under the Exchange Act. However, please note that Item 1 of Schedule 14C provides that Notes A, C, D and E to Schedule 14A apply to this document. Accordingly, if information is incorporated by reference into the Schedule 14C, then Note D to Schedule 14A requires, among other things, that the information statement be sent to security holders at least 20 business days prior to the date of the corporate action. To the extent you incorporate information by reference in response to these comments, please revise your disclosure to refer to the applicable 20-business-day period.

Fairness Opinion by Citigroup
Fairness Opinion by BofA Merrill Lynch
Letter by Rothschild

5. We note the limitation on reliance by shareholders in the two fairness opinions and the letter by Rothschild (third to last paragraph in the Citigroup opinion and second to last paragraph in the BofA Merrill Lynch opinion and the Rothschild letter). Please delete the language limiting reliance by shareholders. Alternatively, disclose the basis for the belief that shareholders cannot rely upon the opinion to support any claims against the financial advisors arising under applicable state law (for example, the inclusion of an express disclaimer in the financial advisors' engagement letter). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisors would have no effect on the rights and responsibilities of either the financial advisors or the board of directors under the federal securities laws.

6. Please disclose that each of Citigroup, BofA Merrill Lynch and Rothschild has consented to the use of their respective opinions/letter in the information statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director